Reagan Bosco International Company, Inc.

1800 2nd Street, Suite 603

Sarasota, FL 34236

July 19, 2024

VIA EDGAR AND

OVERNIGHT DELIVERY

Mr. Jeffrey Gabor

Mr. William Demarest

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Reagan Bosco International Company, Inc. /Application For Withdrawal on Form RW for Registration Statement on Form S-1 (File No. 333-274718)

Ladies and Gentlemen:

On September 27, 2023, Reagan Bosco International Company, Inc., a Nevada corporation (the “Company”), filed Registration Statement No. 333-274718 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. No securities have been issued or sold under the Registration Statement.

The Company has determined at this time not to proceed with the offering due to market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Pursuant to Rule 418, the Company requests that the original transmittal letters, any memoranda, notes, correspondence, or other writings made by any member or employee of the Commission relating to any of the foregoing documents or any conference or telephone call with respect thereto, or copies or extracts of any of the foregoing, also be returned to the Company.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Stephen A. Weiss, Esq., of Michelman & Robinson, LLP, at (310) 299-5500.

Very truly yours,

Reagan Bosco International Company, Inc.

By:	/s/ Timothy Spell
Timothy Spell, Chief Executive Officer